October 17, 2007
Via Edgar Transmission
And Via Hand Delivery
Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Grubb & Ellis Company (the “Company”)
Amendment No. 3 to Registration Statement on Form S-4
File No. 333-144306

Dear Ms. Wolff and Mr. McTiernan:
     On behalf of the Company, this letter, along with revised copies of the Company’s Amendment No. 3 to its Registration Statement on Form S-4 and Exhibits thereto (“Amendment No. 3” or the “Proxy Statement”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated October 11, 2007. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meanings as ascribed to them in Amendment No. 3. All page references in the responses set forth below refer to the version of Amendment No. 3 that is marked to show changes from the Company’s Amendment No. 2 to its Registration Statement on Form S-4 filed with the Commission on September 28, 2007 (“Amendment No. 2”). In addition, accompanying the non-electronic version of this letter are six (6) courtesy copies of Amendment No. 3, three of which are marked to show changes from Amendment No. 2.
     Specifically, on behalf of the Company please be advised of the following:

Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
October 17, 2007

Comparative Per Share Market Price and Dividend Information, page 47
1.	Please revise your disclosure to provide specific historical evidence of how the Company has determined that it will be able to pay and sustain an annual dividend of $0.41 per share. We are unclear how applying the conversion ratio to the historical dividend rate of $0.36 provides such evidence as it appears from your calculation of pro forma EPS that there will be a greater, not fewer, amount of shares outstanding after the merger. Further, we are unsure how the pro forma net earnings for the six months ended June 30, 2007 provide sufficient evidence nor is it clear how you determined that dividends for the six months ended June 30, 2007 would have been $13.4 million.

Please be advised that the disclosure has been revised on page 47 of Amendment No. 3 to provide specific historical evidence of how the Company has determined that it should be able to pay and sustain an annual dividend of $0.41 per share. The Company also notes, as it did previously in Amendment No. 2, that the payment of dividends depends on business conditions, the financial condition of the Company, earning and other factors and that there is no guarantee that dividends will be paid.
NNN Realty Advisors’ Management’s Discussions and Analysis of Financial Condition and Results of Operations
Overview and Background, page 66
2.	We note your response to comment 11. However, we reissue the comment in part. The revenues from your programs appear to be subject to the life cycles of each of these programs, including different levels of revenues depending on whether the program is in the offering stage, operational stage or liquidating stage. Please expand your overview to address how the life cycles impact your revenues and briefly discuss the life cycles of the current programs.

Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
October 17, 2007

As discussed with the Staff, NNN is unable to provide trend information with respect to its programs. The impact of life cycles on NNN’s revenues depends upon a number of variables, including the number of programs in place, the size of the programs, the timing and amount of fund raising for a program and life cycle decisions by a program’s board of directors/owners. Given the number of variables involved, the Company respectfully submits that trend information is not predictable and any attempt to provide such information may be misleading to investors.
Related Party Transactions, page 178
3.	We note your response to comment 13. However, we reissue the comment in part. Please disclose why the board paid retention bonuses to non-employees. For example, if the advisor which actually employed these persons was not receiving fees from the REIT during the liquidation period and thus was not compensating these persons for any work they performed for the benefit of the REIT, please disclose this fact as the rationale for the retention bonuses.

Please be advised that disclosure on page 180 of Amendment No. 3 has been expanded to note that the retention bonuses were granted to officers of G REIT to ensure continuity of management during the liquidation process.
Financial Statements
NNN Realty Advisors, Inc
Note 29. Subsequent Events (Unaudited), page F-59
4.	We have considered your response to our prior comment 15 and continue to believe you should apply the guidance of Rule 3-14 of Regulation S-X to acquisitions or probable acquisitions of significant properties.

Please be advised that the audits of acquisitions and probable acquisitions of significant properties in accordance with Rule 3-14 of Regulation S-X have been added to pages F-108 — F-131 of Amendment No. 3. Of the acquisitions listed in Note 29, Subsequent Events, Harbour Landing was less than 5% of NNN’s total assets as of December 31, 2006, was acquired from an unrelated party and audited financial statements of the majority of all individually insignificant properties in the group are provided. Therefore, the Rule 3-14 audited financial statements of Harbour Landing were omitted. In addition, The Biewend Building acquired by the Company was less than 20% of NNN’s total assets as of December 31, 2006 and is subject to a long-term single tenant net lease, which is guaranteed by New England Medical Center, Inc. and Affiliates. Therefore, pertinent financial data and other information about the guarantor have been added to page F-132 of Amendment No. 3.
* * * * * * *

Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
October 17, 2007

     Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at (212) 223-6700.

Very truly yours,
/s/ Clifford A. Brandeis
Clifford A. Brandeis